UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 13, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the

registrant files or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the newly registered

Articles of Association of UBS AG which

appear
immediately following this page.

This Form

6-K is

hereby incorporated by

reference into (1)

the registration

statement

of

UBS AG

on Form
F-3 (Registration Number

333-263376), and into

each prospectus outstanding

under any of

the foregoing
registration statements, (2) any

outstanding offering circular or

similar document issued

or authorized by
UBS

AG

that

incorporates

by

reference

any

Forms

6-K

of

UBS

AG

that

are

incorporated

into

its
registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed
Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-111572),

the

Form

8-K

of
CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the

Prospectus Supplements
relating

to

the

CABCO

Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004

(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused
this report to be signed on its behalf by

the undersigned, thereunto duly authorized

.
UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 13, 2024

UBS

Articles of Association UBS AG

23 April 2024

The present text is a translation of the original German Articles of Association ("Statuten") which constitute the definitive text and are binding in law.

In these Articles of Association, references to the generic masculine equally apply to both sexes.

Contents

Section 1
Name, registered office, business object and duration of the Corporation

Article 1

Name, registered office

A corporation limited by shares under the name of UBS AG / UBS SA / UBS Inc. is established with a registered office in Zurich and Basel.

Article 2

Business object

1 The purpose of the Corporation is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.
2 The Corporation may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management.
3 The Corporation is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.
4 The Corporation may borrow and invest money on the capital markets.
5 The Corporation is part of the group of companies controlled by the group parent company UBS Group AG. It may promote the interests of the group parent company or other group companies. It may provide loans, guarantees and other kinds of financing and security for group companies.

Article 3

Duration

The duration of the Corporation shall not be limited by time.

Section 2
Share capital

Article 4

Share capital

The share capital of the Corporation is USD 385,840,846.60, divided into 3,858,408,466 registered shares with a par value of USD 0.10 each. The share capital is fully paid up.

Article 4a

Conditional capital

The share capital may be increased in an amount not to exceed USD 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of USD 0.10 each through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments by the Corporation or one of its group companies on national or international capital markets. The preemptive rights of the shareholders shall be excluded. The then current owners of conversion rights and / or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and / or warrants shall be determined by the Board of Directors.
The acquisition of shares through voluntary or mandatory exercise of conversion rights and / or warrants, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.
In connection with the issuance of convertible bonds or bonds with warrants or similar financial instruments, the Board of Directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instruments are issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the Board of Directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants

may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and / or warrants shall be made at conditions taking into account the market price of the shares and / or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.

Article 4b

Conversion capital

[1] The share capital may be increased by a maximum of USD 70,000,000 through the issuance of a maximum of 700,000,000 fully paid registered shares with a par value of USD 0.10 each, through the mandatory conversion of claims arising upon the occurrence of one or more trigger events under financial market instruments with contingent conversion features (Financial Market Instruments) issued by UBS AG.

[2] The issue price or the rules by which the issue price is set shall be determined by the Board of Directors, taking due account of the applicable market conditions.

[3] The preemptive rights of the shareholders shall be excluded. Holders of Financial Market Instruments are entitled to acquire the new shares.

[4] Shareholders' advance subscription rights with regard to Financial Market Instruments shall be excluded provided the Financial Market Instruments are issued (i) at prevailing market conditions; or (ii) at a discount if a rapid and full placement of larger tranches of the Financial Market Instruments is required.

[5] The acquisition of shares through the conversion of Financial Market Instruments, and any subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

[6] Newly created shares may be issued in a form other than intermediary-held securities.

Article 5

Share register and nominees

[1] A share register is maintained for the registered shares, in which owners' and usufructuaries' family and given names or the name of legal entities are entered, with their complete address and nationality or, in case of legal entities with their registered office. Shares held in joint accounts may be registered jointly with voting rights if all registered

owners of the shares provide the declaration requested in paragraph 3 below.

[2] If the mailing address or registered office of a shareholder changes, the new address must be communicated to the Corporation. As long as this has not been done, all written communications will be sent to the address entered in the share register, this being valid according to the requirements of the law.

[3] Those who acquire registered shares shall, upon request, be entered in the share register as shareholders with voting rights if they expressly declare that they acquired these registered shares in their own names and for their own account. If the party acquiring the shares is not prepared to provide such a declaration, the Board of Directors may refuse to allow the shares to be entered with voting rights.

[4] The restriction on registration under paragraph 3 above also applies to shares acquired by the exercise of preemptive, option or conversion rights.

[5] The Board of Directors is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

[6] The Board of Directors formulates general principles relating to the registration of fiduciaries / nominees and issues the necessary regulations to ensure compliance with the above provisions.

Article 6

Form of shares

[1] Registered shares of the Corporation will be, subject to paragraph 2, in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Intermediary-Held Securities Act).

[2] Following his registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the

respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

Article 7

Exercise of rights

[1] The Corporation recognizes only one representative per share.

[2] Voting rights and associated rights may only be exercised in relation to the Corporation by a party entered in the share register as having the right to vote.

Section 3
Corporate bodies

A. General Meeting of Shareholders

Article 8

Authority

The General Meeting of Shareholders is the Corporation's supreme corporate body.

Article 9

Types of General Meetings
a. Annual General Meeting

The Annual General Meeting takes place every year within six months after the close of the financial year. The annual report and the report of the Auditors must be available to shareholders at least twenty days before the meeting.

Article 10

b. Extraordinary General Meeting

[1] Extraordinary General Meetings are convened whenever the Board of Directors or the Auditors consider it necessary.
[2] Such a meeting must also be convened if demanded by a resolution of the shareholders in General Meeting or by a written request from one or more shareholders, representing together at least one tenth of the share capital, specifying the items to be included on the agenda and the proposals to be put forward.

Article 10a

Venue

[1] The Board of Directors may also provide that shareholders who are not present at the venue(s) of the General Meeting may exercise their rights by electronic means.
[2] Alternatively, the Board of Directors may provide that the General Meeting shall be held by electronic means without a venue.

Article 11

Convening

[1] The General Meeting shall be called by the Board of Directors, or if need be by the Statutory Auditors, at least twenty days before the meeting is to take place in accordance with Article 35 of these Articles of Association.
[2] The notice to convene the General Meeting shall specify
a) the date, beginning, mode and venue;
b) the agenda items;

c) the motions of the Board of Directors;
d) the motions from shareholders together with a brief statement of the reasons, if any;
e) the name and address of the independent proxy, if any; and
f) in the event of elections, the names of the proposed candidates.

[3] However, unless there is any opposition, the owners of all shares or their duly authorized representatives are empowered to hold a General Meeting without observance of the said formalities of notice. As long as the owners of all shares participate in person or by proxy, such meeting may discuss or validly pass resolutions on all matters within the powers of a General Meeting.

[4] A General Meeting may also be held without observance of the said formalities of notice if the resolutions are adopted in writing or electronically, unless a shareholder or his representative request an oral deliberation.

Article 12

Placing of items on the agenda

[1] Shareholders representing shares with an aggregate par value of at least USD 62,500 may submit requests for items to be placed on the agenda for consideration by the General Meeting or that motions relating to agenda items be included in the notice to convene the General Meeting. Their requests for agenda items or motions shall be submitted in writing within the deadline published by the Corporation and specify the requests for agenda items or motions to be put forward.

[2] No resolutions may be passed concerning items which have not been duly placed on the agenda, except on a motion put forward at the General Meeting to call an Extraordinary General Meeting or a motion for a special investigation to be carried out.

Article 13

Chairmanship, tellers, minutes

[1] The Chairman of the Board of Directors or, if the Chairman cannot attend, a Vice Chairman or another member designated by the Board of Directors, shall preside over the General Meeting and appoint a secretary and the necessary tellers.

[2] Minutes are kept of the proceedings and must be signed by the presiding chair of the meeting and the secretary.

Article 14

Shareholder proxies

[1] The Board of Directors issues procedural rules for participation and representation of shareholders at the General Meeting.
[2] A shareholder may be represented at the General Meeting by his legal representative or, under a written power of attorney, by another person who need not be a shareholder.
[3] The presiding chair of the meeting decides whether to recognize the power of attorney.

Article 15

Voting right

Each share conveys the right to cast one vote.

Article 16

Resolutions, elections

[1] Resolutions and elections are decided at the General Meeting by a majority of the votes represented, excluding blank and invalid ballots, subject to these Articles of Association and the compulsory provisions of the law.
[2] A resolution to change article 18 of the Articles of Association, to remove one fourth or more of the members of the Board of Directors, or to delete or modify this article 16 paragraph 2 of the Articles of Association, must receive at least two thirds of the votes represented.
[3] The presiding chair of the meeting shall decide how voting on resolutions and elections are conducted.

Article 17

Powers

The General Meeting has the following powers:
a) to establish and amend the Articles of Association;
b) to elect the members and the Chairman of the Board of Directors;
c) to elect the Auditors;
d) to approve the annual report and to decide upon the appropriation of the net profit shown in the balance sheet;
e) to determine interim dividends and approve the interim financial statements required for this purpose;
f) to take the decision on the repayment of the statutory capital reserve;
g) to give the members of the Board of Directors and of the Executive Board a discharge;
h) to de-list equity securities of the Corporation; and
f) to take decisions on all matters reserved to the General Meeting by law or by the Articles of Association, or which are placed before it by the Board of Directors.

B. Board of Directors

Article 18

Number of Board members

The Board of Directors shall consist of at least five and no more than twelve members.

Article 19

Term of office

[1] The members of the Board of Directors and its Chairman are individually elected for a term of office which ends with the completion of the next Annual General Meeting.
[2] Members whose term of office has expired are immediately eligible for re-election.

Article 20

Organization

[1] Except for the election of the Chairman by the General Meeting, the Board of Directors shall constitute itself. It shall elect at least one Vice Chairman from among its members.
[2] The Board of Directors shall appoint its secretary, who need not be a member of the Board.
[3] If the office of the Chairman is vacant, the Board of Directors shall appoint a new Chairman from among its members for the remaining term of office.

Article 21

Convening, participation

[1] The Chairman shall convene the Board of Directors as often as business requires.
[2] The Board of Directors shall also be convened if one of its members or the President of the Executive Board submits a written request (including by e-mail or other electronic means) to the Chairman to hold such a meeting.

Article 22

Decisions

[1] Decisions of the Board of Directors are taken by a majority of the votes present. In case of a tie, the presiding chair of the meeting shall cast the deciding vote.

[2] The number of members who must be present to constitute a quorum, and the modalities for the passing of resolutions shall be laid down by the Board of Directors in the Organization Regulations. No such quorum is required for decisions implementing, confirming and amending resolutions relating to changes to capital and changes in currency of the share capital.

Article 23

Duties, powers

[1] The Board of Directors has ultimate responsibility for the management of the Corporation and the supervision and control of its executive management.

[2] The Board of Directors may also take decisions on all matters which are not expressly reserved to the General Meeting or to another corporate body by law or by the Articles of Association.

Article 24

Ultimate responsibility for the management of the Corporation

The ultimate responsibility for the management of the Corporation comprises in particular:

a) preparing of and deciding on proposals to be placed before the General Meeting;
b) issuing the regulations necessary for the conduct of business and for the delineation of authority, in particular the Organization Regulations and the regulations governing the Internal Audit;
c) laying down the principles for the accounting, financial and risk controls and financial planning, in particular the allocation of equity resources and risk capital for business operations;
d) decisions on the strategy and other matters reserved to the Board of Directors under the Organization Regulations;
e) appointment and removal of (i) the President of the Executive Board, (ii) such other members of the Executive Board as the Organization Regulations require to be appointed by the Board of Directors, and (iii) the Internal Audit Executive; and

f) decisions on increasing or decreasing the share capital, to the extent this falls within the authority of the Board of Directors, on the report concerning an increase in capital and on the ascertainment of changes to capital and the corresponding amendments to the Articles of Association.

Article 25

Supervision, control

Supervision and control of the business management comprises in particular the following:

a) review and approval of the annual report;
b) acceptance of regular reports covering the course of business and the position of the Corporation, the status and development of country, counterparty and market risks and the extent to which equity and risk capital are tied up due to business operations; and
c) consideration of reports prepared by the Auditors.

Article 26

Delegation, Organization Regulations

The Board of Directors may delegate part of its authority to one or more of its members or to third parties subject to articles 24 and 25 of the Articles of Association. The allocation of authority and functions shall be defined in the Organization Regulations.

Article 27

Signatures

The due and valid representation of the Corporation by members of the Board of Directors or further persons shall be determined in the Organization Regulations and in a special directive.

Article 28

Compensation

The Board of Directors shall determine the compensation of its members.

C. Executive Board

Article 29

Organization

The Executive Board is composed of the President of the Executive Board and at least three other members as further set forth in the Organization Regulations.

Article 30

Functions, authorities

[1] The Executive Board, acting under the leadership of the President of the Executive Board, is responsible for the management of the Corporation. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors. It is responsible for the Corporation's results.

[2] The responsibilities and authorities of the Executive Board and other management units designated by the Board of Directors are set forth in the Organization Regulations.

D. Auditors

Article 31

Term of office, authority and duties

[1] An auditing company subject to governmental supervision as required by law is to be appointed as Auditors.
[2] The shareholders in the General Meeting shall elect the Auditors for a term of office of one year. The rights and duties of the Auditors are determined by the provisions of the law.
[3] The General Meeting may appoint Special Auditors for a term of three years who provide the attestations required for capital increases.

Section 4
Financial statements and appropriation of profit, reserves

Article 32

Financial year

The statutory financial statements are closed on 31 December of each year.

Article 33

Appropriation of disposable profit

[1] At least 5% of the profit for the year after set-off of balance sheet losses, if any, is allocated to the statutory reserve from retained earnings until such time as said reserve, together with the statutory capital reserve, amounts to 50% of the share capital.

[2] The remaining profit is, subject to the provisions of the Swiss Code of Obligations and of the Federal Banking Act, at the disposal of the shareholders in General Meeting who may also use it for the formation of free or special reserves.

Article 34

Reserves

The General Meeting determines the utilization of the statutory capital reserve in accordance with the legal provisions acting upon the recommendations of the Board of Directors.

Section 5
Notices and jurisdiction

Article 35

Official means of publication

[1] The official means of publication of the Corporation shall be the Swiss Official Gazette of Commerce.
[2] Notices by the Corporation to the shareholders may, at the choice of the Board of Directors, be validly given by publication in the Swiss Official Gazette of Commerce or, in a form that allows proof by text. The Board of Directors may designate further means of publications as well.

Article 36

Jurisdiction

Jurisdiction for any disputes arising out of the corporate relationship shall be at both the registered offices of the Corporation, with the exception of legal actions in connection with the contestation or nullity of decisions of the General Meeting or the nullity of Board of Directors' decisions, where jurisdiction shall exclusively be with the courts of Zurich.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

UBS